SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

8 November 2002

Royal & Sun Alliance Insurance Group plc
(Translation of registrant’s name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No

If ‘Yes’ is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

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news

7 November 2002

NINE MONTHS RESULTS 2002

The Group announces today a series of important actions that will set it on a path to better performance, stronger results and improved returns for shareholders. These are dealt with in a separate press release.

	9 Months 2002	Restated 9 Months 2001
Revenue
General business net premiums written (after impact of quota share – see page 10)	£6,184m	£6,665m

Group operating result (based on longer term investment return (LTIR))*	£471m	£307m
Balance sheet at 30 September 2002 / 31 December 2001(restated)

Shareholders’ funds	£3,899m	£4,691m
Net asset value per share (adding back equalisation provisions net of tax)	279p	333p

* For more details on longer term investment return see note 2 on page 9.

Important Disclaimer
This document contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward looking statements and information relating to the Company’s financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ‘expects’, ‘should continue’, ‘believes’, ‘anticipates’, ‘estimated’ and ‘intends’. The specific forward looking statements cover, among other matters, industry outlook, the timing of our disposal programme, regulatory approval of the release of surplus solvency capital, availability of additional sources of capital, reduction in expenses in the UK Life operations and the prospect for improving results. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions in the United Kingdom; the frequency, severity and development of insured loss events arising out of catastrophes; as well as man made disasters; the availability, pricing and ability to collect reinsurance; the ability to exclude and to reinsure the risk of loss from terrorism; mortality and morbidity experience and trends; policy renewal and lapse rates; fluctuations in interest rates; returns on and fluctuations in the value of fixed income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations; judicial decisions and rulings and general competitive factors, and other risks and uncertainties, including those detailed in the Company’s filings with the U.S. Securities and Exchange Commission and the UK Listing Authority. The Company does not assume any obligation to update any forward looking statements, whether as a result of new information, future events or otherwise. Past performance cannot be relied on as a guide to future performance.

For further information: Malcolm Gilbert, DL +44 (0)20 7569 6138 Director Communications BUSINESS OVERVIEW

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Group Operating Result*
The Group operating result* was £471m (2001 restated^ : £307m). Excluding the World Trade Center (WTC) the Group operating result shows a 5% improvement to £535m (2001 restated^ : £507m).

The Group combined operating ratio on general business for the nine months 2002 improved to 104.0%, from 107.9% at the nine months 2001, reflecting continuing good performances, in particular across our commercial and direct personal lines of business. The improvement is masked by the drag effect from prior year claims. Excluding prior year effects, the Group produced a combined ratio of 102.1%, which reflects the sound current underwriting environment.

Bob Gunn, Chief Operating Officer acting in the role of Group Chief Executive, commented,

“The results that we are announcing today show continued improvement but are still not at an acceptable level. Frustratingly, the good underlying performance of many areas of our business continues to be overshadowed by problems in intermediated UK personal lines, some US lines of business and our Canadian operation. In a number of areas, there is a significant earnings drag from adverse development of prior year claims.

“We have separately announced today a series of important actions that we believe will set us on the path to better performance, stronger results and improved returns for our shareholders. The scope and scale of these actions are more significant and far-reaching than anything we have previously undertaken and we are committed to achieving them.”

OPERATIONS REVIEW

General Business Result*
The general business result* is a profit of £383m (2001 restated^ : profit £286m). The restatement of 2001 is as a consequence of the unwind of the discount in long tail claims (see note 1 on page 9). The underwriting result shows an underlying improvement both pre and post the charge for WTC. The investment return has declined as a result of our decision to reduce the general insurance capital requirement to 40% of net written premium and to assume a lower proportion of funds are invested in equities. The corollary is that the charge for the shortfall of capital, reflected in the ‘other activities’ line, also reduces.

Combined ratios in most of the Group’s major markets have been adversely affected by prior year claims deterioration. On an accident year basis, i.e. current trading year, ratios were as follows: -

9 Months 2002 Accident Year Combined Ratio %
UK personal	109.1
UK commercial	96.2
EMEA	103.9
USA	102.1
Canada	105.0
LAC	97.7
Asia Pacific	96.4

Our direct operations, particularly AAMI and AAI in Australia, produced very strong results during the first nine months of 2002. In the UK, MORE TH>N continues to perform well, although this is partly offset by the marketing costs of building the new brand which increase the personal lines combined ratio by some 1.5%. Our intermediated personal lines of business have, overall, had another disappointing quarter. This has been particularly true of Canadian auto, although other broker motor accounts are also facing stiff pricing competition. We also continue to see a worldwide deterioration in bodily injury claims.

* See note 2 on page 9

^ See note 1 on page 9

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UK commercial had an excellent quarter, producing another underwriting profit, and rating continues to be very positive. The deterioration in the US workers’ compensation result is due to significant provision increases for prior years. US liability lines remain the focus of remedial actions. US personal lines continue to perform strongly, having now produced an underwriting profit in each quarter of the year.

An active review of claims and claims provisions worldwide has been undertaken during the quarter. This will be completed during the 4th quarter and reported on at year end. Current indications are that we will increase provisions by around £380m net of discount, which equates to £250m post discount and tax.

Life Business Result
The life business result of £134m shows a £16m increase on 2001. The main drivers of the improvement were Australia, which continues to benefit from improved performance in its risk business, and a £6m increase in the UK contribution.

Other Activities Result
The analysis of the other activities result is as follows:

	9 months 2002 (unaudited) £m	9 Months 2001 (unaudited) £m
Development expenses	(8)	(14)
Other non insurance	(5)	9

Non insurance activities	(13)	(5)
Associates	11	12
Central expenses	(32)	(30)
Investment expenses	(18)	(19)
Loan interest	(50)	(26)
Balance of LTIR	56	(29)

Other activities result	(46)	(97)

The other activities result includes a surplus of £56m in respect of the balance of LTIR. This comprises a number of items, including a surplus representing the excess of actual equities held over those assumed in the risk based capital calculation, offset by a charge in respect of the shortfall between actual capital deployed in the general insurance business and the Group’s risk based capital target of 40%. The effect of the surplus equities in 2002 reflects the period of realignment of the Group’s portfolio in line with the previously announced change in investment policy.

Other Profit & Loss Movements
The largest item affecting the difference between Group operating result* and profit before tax (PBT) is short term investment fluctuations. UK accounting rules require us to reflect in PBT the full market value movement in our investment portfolio. This volatility can distort each quarter’s PBT and is one of the main reasons that we use Group operating result based on the longer term investment return as our primary measure of performance. Short term investment fluctuations were a charge of £516m reflecting the poor investment market conditions during the first nine months. The impact in the third quarter id considerably reduced by the equity disposal programme.

A writedown of goodwill of £145m was made at 30 June 2002 following an appraisal of carrying value in respect of our US operations. See note 4 on page 9.

Other movements in the consolidated profit & loss account comprise amortisation of goodwill and present value of acquired in force business of £73m, charges in respect of interest on dated loan capital of £39m, the change in equalisation provisions of £18m, reorganisation costs and other items of £16m.

Other movements also include the profit on disposal of subsidiaries of £180m, which is mainly in respect of Royal & SunAlliance Investments.

* See note 2 on page 9

^ See note 1 on page 9

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We now make full provision for deferred tax on a discounted basis. The underlying rate of tax on the Group operating result* 33% (2001 restated^ : 31%).

After a tax credit of £8m and eliminating minority interests of £23m, the loss for the period attributable to shareholders was £125m (2001 restated^ : loss of £707m).

Movement in Total Capital
Total capital has decreased from £5,874m at 31 December 2001 (as adjusted for deferred tax – see note 1 on page 9 to £5,041m at 30 September 2002. The movement includes the after tax loss attributable to shareholders of £125m, ordinary dividend of £57m, preference dividend of £7m, a reduction in embedded value of £378m, an exchange loss of £227m primarily attributable to a weakening in the US dollar and a decrease in minority interests of £25m. These were offset by an increase in share capital and premium of £2m. During the first nine months of 2002 dated loan capital has decreased due to foreign exchange movements of £16m.

Net Asset Value Per Share
The net asset value per share, after adding back claims equalisation provisions net of tax, decreased to 279p (31 December 2001 restated^ : 333p). Assuming a level for the FTSE All Share of 1,987 and a US$ exchange rate of 1.56, this figure would be 288p.

* See note 2 on page 9

^ See note 1 on page 9

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CONSOLIDATED PROFIT & LOSS ACCOUNT

	9 Months 2002 (unaudited) £m	Restated^ 9 Months 2001 (unaudited) £m	Restated^ 12 Months 2001 (unaudited) £m
General business net premiums written	6,184	6,665	8,813
Life business net premiums written	1,635	2,267	2,899

General business result	383	286	(11)
Life business result	134	118	186
Other activities	(46)	(97)	(159)

GROUP OPERATING RESULT (based on longer term investment return) *	471	307	16

Amortisation of goodwill	(45)	(43)	(58)
Goodwill writedown	(145)	–	–
Amortisation of goodwill in acquired claims provisions	(19)	(28)	(37)
Amortisation of present value of acquired in force business	(9)	(9)	(13)
Interest on dated loan capital	(39)	(40)	(58)
Claims equalisation provisions	(18)	(43)	(46)
Reorganisation costs and other items	(16)	(48)	(97)

Group operating profit/(loss) (based on longer term investment return) *	180	96	(293)
Short term investment fluctuations	(516)	(887)	(845)

Loss on ordinary activities before exceptional items and tax	(336)	(791)	(1,138)
Profit / (loss) on disposal of subsidiaries	180	(129)	(109)

Loss on ordinary activities before tax	(156)	(920)	(1,247)
Tax on Group operating result (based on longer term investment return) *	(158)	(94)	(5)
Tax on other movements	166	290	358

Loss on ordinary activities after tax	(148)	(724)	(894)
Attributable to equity minority interests	23	17	5

Loss for the financial year attributable to shareholders	(125)	(707)	(889)
Cost of preference dividend	(7)	(7)	(9)
Cost of ordinary dividend	(57)	(126)	(227)

Transfer from retained profits	(189)	(840)	(1,125)

Group operating earnings after tax per ordinary share (based on longer term investment return) *	18.9p	11.4p	(4.1)p
Earnings per ordinary share	(9.2)p	(50.1)p	(63.1)p
Diluted earnings per ordinary share	(9.2)p	(50.1p )	(63.1)p

* See note 2 on page 9

^ See note 1 on page 9

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STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	9 Months 2002 (unaudited) £m	Restated^ 9 Months 2001 (unaudited) £m	Restated^ 12 Months 2001 (unaudited) £m
Loss for the financial year attributable to shareholders	(125)	(707)	(889)
Movement in the value of long term business	(378)	(458)	(333)
Exchange	(227)	(94)	(69)

Total shareholders’ consolidated recognised losses arising in the period	(730)	(1,259)	(1,291)

Prior year adjustment^	(79)

Total shareholders’ consolidated recognised losses since 31 December 2001	(809)

MOVEMENTS IN SHAREHOLDERS’ FUNDS

	9 Months 2002 (unaudited) £m	Restated^ 9 Months 2001 (unaudited) £m	Restated^ 12 Months 2001 (unaudited) £m
Shareholders’ funds at 1 January	4,770	6,463	6,463
Prior year adjustment	(79)	(427)	(427)

Shareholders’ funds at 1 January (as restated)	4,691	6,036	6,036
Share capital issued and increase in share premium	2	9	14
Total shareholders’ recognised losses	(730)	(1,259)	(1,291)
Goodwill written back	–	150	168
Dividends	(64)	(133)	(236)

Shareholders’ funds at 30 Sep / 31 Dec	3,899	4,803	4,691

^ See note 1 on page 9

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SUMMARY CONSOLIDATED BALANCE SHEET

	30 September 2002 (unaudited) £m	Restated^ 30 September 2001 (unaudited) £m	Restated^ 31 December 2001 (unaudited) £m
ASSETS
Intangible assets	842	1,076	1,086
Investments
Land and buildings	516	506	521
Interests in associated undertakings	163	265	233
Other financial investments – Equities	1,462	3,654	3,216
– Unit Trusts	435	191	232
– Fixed Interest	10,556	9,605	10,063
– Other	1,732	1,988	1,605
	14,864	16,209	15,870
Value of long term business	874	1,220	1,335

Total investments	15,738	17,429	17,205
Reinsurers’ share of technical provisions	5,345	4,907	5,010
Debtors	5,512	5,446	5,932
Other assets	716	559	684
Prepayments and accrued income	1,310	1,367	1,285
Long term business policyholders’ assets	31,740	36,705	36,216

Total assets	61,203	67,489	67,418

LIABILITIES
Shareholders’ funds	3,899	4,803	4,691
Equity minority interests in subsidiaries	374	386	399
Dated loan capital	768	785	784

Total capital, reserves and dated loan capital	5,041	5,974	5,874

Technical provisions	20,021	19,945	20,455
Equalisation provisions	351	326	331
Borrowings	751	1,407	1,081
Other liabilities	3,299	3,132	3,461
Long term business policyholders’ liabilities	31,740	36,705	36,216

Total liabilities	61,203	67,489	67,418

Note
The long term business policyholders’ assets are presented before elimination of balances held between policyholders and shareholders.

Approved by the Board on 6 November 2002.

^ See note 1 on page 9

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SUMMARY SHAREHOLDERS’ CASH FLOW STATEMENT

	9 Months 2002 (unaudited) £m	9 Months 2001 (unaudited) £m	12 Months 2001 (audited) £m
Net cash inflow from operating activities pre quota share	334	50	116
Quota share portfolio transfer	(235)	–	–
Reinsurance premium payment	(97)	–	–

Net cash inflow from operating activities post quota share	2	50	116
Dividends from associates	1	5	24
Servicing of finance	(38)	(49)	(78)
Taxation (paid)/refunded	(33)	31	80
Capital expenditure	(48)	(62)	(98)
Acquisitions and disposals	427	52	196
Dividends paid on equity shares	(103)	(245)	(370)

	208	(218)	(130)
Issue of ordinary share capital	2	9	14

Cash flow (pre investment)	210	(209)	(116)

Investment activities
(Sales)/purchases of investments	(118)	810	585
Reduction/(increase) in borrowings	328	(1,019)	(701)

Net investment of cash flows	210	(209)	(116)

Notes
The cash flow statement does not include any amounts relating to the life business except cash transactions between the life business and shareholders.

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EXPLANATORY NOTES

1.	Accounting Policies

There have been no significant changes in accounting policy in the nine months ended 30 September 2002 except for those noted below.

FRS 19 has been introduced with effect from 1 January 2002. In accordance with FRS 19 the present value of deferred tax has been recognised in respect of all timing differences which have originated but not reversed by the balance sheet date. Prior to 1 January 2002 the Group’s accounting policy was to provide for deferred tax which was likely to be payable or recoverable. The prior year comparatives have been restated to comply with FRS 19. The impact of the new policy is to reduce the loss on ordinary activities after tax for the nine months ended 30 September 2002 by £40m (30 September 2001: reduce loss after tax by £182m and 31 December 2001: reduce loss after tax by £348m). The impact on the Statement of Total Recognised Gains and Losses is to decrease the profit & loss account reserve by £79m, being the effect of recognising the present value of the deferred tax in respect of all timing differences at 31 December 2001.

In the fourth quarter of 2001 the Group changed its accounting policy in respect of discounting. Because of the extremely long settlement pattern of claims such as asbestos, we changed our policy to discount the provisions and related reinsurance recoveries in respect of such claims.

The introduction of discounting applied to the reserves established at 31 December 2000 and consequently the discount unwind resulting has impacted the general business operating result for the nine months ended 30 September 2001 by £14m as a prior year adjustment. The full year impact recorded in the fourth quarter of 2001 was £18m.

Earnings per share has been restated from (62.1)p to (50.1)p for the period ended 30 September 2001 and (87.5)p to (63.1)p for the period ended 31 December 2001, due to the above changes of accounting policies.

2.	Group Operating Result and Profit (Based on Longer Term Investment Return)

The Group operating result (based on LTIR) is the most appropriate measure used internally to recognise the performance of the operations. For general insurance business, this result comprises the underwriting result (excluding changes in equalisation provisions) together with the longer term investment return (see below) on the assets backing both the general business liabilities and the risk based capital required to support these businesses.

The main items excluded from the Group operating result (based on LTIR), but included in the profit on ordinary activities before tax, are the short term investment fluctuations, the change in equalisation provisions, reorganisation costs (including losses on terminated business), amortisation of purchased goodwill (including goodwill in acquired claims provisions and amortisation of purchased value of long term business), dated loan capital interest and profits and losses arising on the disposal of businesses.

The longer term investment return is calculated in accordance with the Statement of Recommended Practice on Accounting for Insurance Business issued by the Association of British Insurers. The objective of calculating this return is to recognise the total investment return while avoiding the distortions of short term investment market fluctuations.

3.	Earnings Per Share

The earnings per share is calculated by reference to the result attributable to the equity shareholders and the weighted average of 1,427,517,838 shares in issue during the period (excluding those held by ESOP trusts). The number of shares in issue at September 2002 was 1,439,945,133.

4.	Goodwill

FRS 10 requires that goodwill arising on acquisition is tested for impairment wherever events or changes in circumstances indicate that its carrying value may not be recoverable in full. Given recent market conditions an appraisal of the overall value of the goodwill balance on the Group’s balance sheet has been made resulting in a writedown of £145m relating to our operation in the US. This writedown has been charged to Group operating profit. As goodwill has always been excluded from our risk based capital calculation this does not impact our capital position.

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5.	Quota Share Reinsurance

A quota share reinsurance agreement with Munich Re took effect from 1 January 2002. This is a one year arrangement, renewable by mutual consent of both parties. The treaty reinsures 10% of the Group’s general business written in the UK, US, Denmark, Canada and Australia with some exclusions. The treaty operates on an accident year basis and consequently the Group has paid to Munich Re their share of the opening unearned premium reserve as a portfolio transfer amounting to £303m. The headline statutory net written premium is after deduction of this portfolio transfer. Due to the distortive effect on net written premiums, all class analysis and calculation of combined ratios is prepared before the portfolio impact.

The essence of the agreement is that Munich Re has taken a 10% share of the majority of our written business this year. As a result, we transferred £303m of premiums written last year which will be earned this year, as well as £536m of premiums written in the nine months, to them. This reduces our headline premium writings. When the agreement ends, premiums written during the agreement period but to be earned later, will be returned to us. That will increase our headline premiums at that point. While the agreement is in force, we will continue to disclose its premium effect so that meaningful comparisons can be made.

6.	Year End Results 2001

The results for the year ended 31 December 2001 and the balance sheet at that date, which have been included as comparatives in the nine months results, are not statutory accounts. These comparatives, which are unaudited, have been based upon the results and balance sheet reported in the statutory accounts but have been restated to take into account the change of accounting policy in respect of deferred tax set out in note 1 above. A copy of the statutory accounts for that year, on which the auditors’ report gave an unqualified opinion and did not contain a statement under Sections 237(2) or 237(3) of the Companies Act 1985, has been delivered to the Registrar of Companies.

FURTHER INFORMATION

A supplementary information pack contains:

Detailed Business Review
Statistical Analysis

The full text of the above is available to the public at 30 Berkeley Square, London W1J 6EW and at 1 Leadenhall Street, London EC3V 1PP. The text is also available on our Internet site at www.royalsunalliance.com. A live audiocast of the analysts’ meeting, including the question and answer session, will be broadcast on the website at 9.30am and an indexed version will be available shortly after the close of the meeting. Copies of slides presented at the analysts’ meeting will separately be available on the site from 10.00am today.

The results for the twelve months to 31 December 2002 will be announced on 6 March 2003.

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ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SECTION A

DETAILED BUSINESS REVIEW

CONTENTS

Supplementary Accounting Information	A 1
Consolidated Profit & Loss Account – Statutory Basis	A 5
Reconciliation of Profit & Loss Account
Nine months to 30 September 2002	A 6
Nine months to 30 September 2001	A 7
Detailed Business Reviews
UK	A 8
Europe, Middle East & Africa	A 10
Americas – USA	A 12
Americas – Canada	A 13
Americas – Latin America & Caribbean	A 14
Asia Pacific	A 15
Group Reinsurances	A 16

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SUPPLEMENTARY ACCOUNTING INFORMATION

PROFIT & LOSS ACCOUNT AND BALANCE SHEET

The following issues relate to the Group’s profit & loss account and balance sheet:

Longer Term Rate of Return
The Group includes the longer term rate of return on investments backing general business technical provisions and capital in determining operating profit (based on LTIR). This treatment is in accordance with the Association of British Insurers Statement of Recommended Practice (ABI SORP). The longer term rate of return is determined in order to ensure that over time the long run basis recognises the aggregate of the actual investment return.

The basis of calculating the longer term rate of return has changed over 2001 to reflect the new investment policy, as outlined below. The general business result (based on LTIR) of £383m is calculated assuming pre tax returns of 6% on fixed interest securities and 9% on equities and assuming that investments have been held throughout the period according to the investment policy.

The longer term investment return included within the Group operating result (based on LTIR) is based on a normalised value of investments. This adjustment to the value of the investments on which the longer term return is calculated ensures that the return is both stable and sustainable. The normalisation adjustment is based on longer term yield assumptions and produces an effective return as follows:

	Stated longer term return	Effective return 9 months 2002	Effective return 9 months 2001
Equities	9%	11.7%	9.6%
Fixed interest	6%	5.7%	5.8%

The difference between the stated returns credited to the general business result (based on LTIR) and the above effective returns is included in other activities. Also included in other activities is the difference in investment return on the actual investments held throughout the period, compared to that specified by the investment policy.

The aggregate investment return at 30 September 2002 recognised on the longer term basis since 1994 amounts to £9.6bn and the total actual investment return for this period is £10bn.

For 2003 the Group will be adopting lower longer term investment returns of 7.5% for equities and 5% for fixed interest.

New Investment Policy
Before 2002 the Group’s investment policy was to hold sufficient equities to back the risk based capital plus 5% of technical provisions with the balance of technical provisions, net of working capital, being supported by fixed interest securities.

Following a review of the risk based capital requirement announced with the 2001 nine month results, we have changed our investment policy and reduced our exposure to equity investments to 37.5% of risk based capital. In the fourth quarter of 2001 we sold approximately £650m of equities and took derivative protection for approximately £1.2bn. In the first nine months of 2002, we have reduced our net exposure to equities by a further £1.1bn. Our general business equity holdings are now in line with the stated policy.

Dated Loan Capital
The dated loan capital raised by the Group has been reflected as a separate element of capital resources in the balance sheet. This classification gives proper recognition to the terms of the dated loan capital, which make it akin to capital finance. In order to achieve consistency with the other sources of capital, the cost of servicing this debt is reflected as a financing item, and is not deducted in arriving at Group operating result (based on LTIR). Similarly, the cash flow statement reflects amounts associated with the dated loan capital as financing cash flows. Dated loan capital has decreased by £16m since the beginning of the year due to foreign exchange movements.

Detailed Business Review	A1

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Goodwill
Purchased goodwill has been capitalised and is being amortised over its expected useful economic life, but not exceeding 20 years. Amortisation for the nine months to 30 September 2002 is £45m. An appraisal of the value of goodwill carried on the Group’s balance sheet was made during the second quarter resulting in a writedown of £145m in the US which was charged to Group operating profit at the six months stage.

Goodwill on Acquisition of Claims Provisions
The fair value of claims provisions relating to the businesses acquired has been established after making allowance for future investment income as required by the ABI SORP. The discount, being the difference between the fair value and the undiscounted value of the claims provisions, has been capitalised as goodwill in acquired claims provisions. It is being amortised to profit & loss over the expected run off period of the related claims. Amortisation for the nine months to 30 September 2002 is £19m.

Taxation Charge
The tax credit is low in relation to the loss on ordinary activities before tax mainly due to the amortisation and impairment of goodwill and the amortisation of goodwill in acquired claims provisions, none of which are deductible for tax.

Embedded Value
UK Assumptions	30 September 2002%	30 September 2001%	31 December 2001%
Investment returns
Equities	6.97	7.48	7.54
Fixed interest	4.47	4.98	5.04
Discount rate	8.50	7.50	7.50

The discount rate is calculated as the fixed interest rate net of tax plus a risk margin of 5.37%. The discount rate has increased following the closure of the UK life funds. The equities investment return is calculated as the fixed interest rate plus 2.5%.

Impact of Foreign Exchange on Quarterly Movements
Our accounting policy is to translate the results of businesses denominated in foreign currencies into sterling at period end rates. The quarterly movement reported in the statistical analysis is the difference between the current result at the latest period end rate and the previous quarter’s result at the period end rate at that date. The quarterly movement therefore includes the exchange impact of the restatement of the previous period end results at the latest period end rates of exchange.

Exchange Rates
	30 September 2002	30 September 2001	31 December 2001
US Dollar	1.57	1.47	1.46
Canadian Dollar	2.49	2.32	2.32
Danish Kroner	11.82	12.00	12.15
Australian Dollar	2.89	2.98	2.84

Exchange rate movements have decreased net assets by £227m. The majority of this impact, £168m, relates to the weakening of the US Dollar.

PROFIT ON DISPOSAL

In the quarter to 30 September 2002 the disposal of the Group’s UK Investment Management business, Benelux operations, Isle of Man life company and Italy Direct operations all completed. The profit / (losses) on disposal after expenses recorded are estimated as follows:

£m
UK Investment Management	202
Benelux	2
Isle of Man Life	13
Italy Direct	(28)
Other	(9)

180

Detailed Business Review	A2

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RATING MOVEMENTS

Rate movements being achieved for risks renewing in September 2002 versus comparable risks renewing in September 2001 were as follows:

	Personal		Commercial
	Motor	Household	Motor	Liability	Property
	%	%	%	%	%
UK	5	6	9	30	33
USA	12	10	25	19	48
Canada	12	4	25	27	26
Scandinavia	9	2	11	12	2
Australia	10	8	1	79	50

ESTIMATION TECHNIQUES, UNCERTAINTIES, COMMITMENTS AND CONTINGENCIES (FRS 18)

The following is an update of the matters discussed in note 46 to the Annual Report & Accounts 2001 pursuant to FRS 18.

World Trade Center
The estimated cost of the insurance losses associated with the tragic terrorist action of September 11, net of expected reinsurance recoveries, is £266m. This is an unprecedented event, which still has many unresolved issues in respect of both the gross loss and the consequent extent of the reinsurance recoveries. The loss estimate has been prepared on the basis of the information currently available as to the magnitude of claims, including business interruption losses. Most major exposures have now been reserved to policy limits. The estimate continues to be based on the assumption that the industry position, that the destruction of the World Trade Center towers constitutes one event rather than two, is correct. However, this is subject to litigation in the Unites States and, as a consequence, there is uncertainty as to the eventual decision. The final cost may be different from the current estimate due to the uncertainties outlined above.

UK Regulation
Effective in November 2001, the Financial Services Authority (FSA) assumed overall responsibility for regulating the financial services business in the UK, including insurance. The Group and its UK insurance subsidiaries regularly hold discussions with the FSA covering a wide variety of issues some of which are applicable to the industry and some to individual companies within the Group. Some issues including potential misselling of regulated life products, treatment of life guaranteed annuity options, the implementation of the EU Groups Directive and its interrelationship with the overall capital position of the Group may have financial consequences. Such financial consequences could include the provisions of financial support for subsidiaries, changes in the calculation of policyholder liabilities, and possible penalties imposed by the FSA for breaches of its rules by subsidiaries. It is not possible to reliably estimate the extent or probability of these outcomes. Based on the information currently available the Group does not believe that it is probable that any financial consequences will be material to its financial position as a whole.

Contingent Loan Finance
The solvency of the UK Life funds is sensitive to changes in investment conditions. Arrangements have been put in place in respect of both the UK with profit life funds whereby the shareholders can provide them with loan finance. Such loan finance, which is interest bearing, is repayable by the with profits funds provided their statutory solvency exceeds a preset level of £50m each. At 30 September 2002 the loan finance advanced to the life funds amounted to £60m and was repayable in full.

Other
The Group, in common with the insurance industry in general, is subject to litigation in the normal course of its business. Management does not believe that any pending or threatened litigation or dispute will have a material adverse effect on its financial position, although there can be no assurance that losses resulting from any pending or threatened litigation or dispute will not materially affect the Group’s result of operations or cash flows for any period.

Following the decision to cease renewing existing business in the Group’s US based Financial Enhancement unit, issues arose in connection with a series of credit risk insurance policies covering loans made to students in various post secondary trade schools, primarily truck driving schools in the US. In June and July 2002, a US subsidiary filed lawsuits seeking, among other things, rescission of these policies in response to a systematic pattern of fraud, misrepresentation and cover up by various parties.

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As the lawsuits seek rescission of the policies, all financial accounting entries associated with the transactions have now been reversed. In the event the lawsuits do not result in complete rescission of all applicable credit risk insurance policies, any losses on the student loan portfolio, which has a face amount of approximately $600m, will be reduced by reinsurance, recoveries from the original borrowers on the defaulted loans and any remaining reserves established under the loan programmes. Any losses may be further offset by recoveries from other third parties. The ultimate outcome of the suit is necessarily uncertain. However, based on our current knowledge of the circumstances and the range of other actions available to the Group to manage any insurance exposure, management believes that these credit risk insurance policies will not have a material adverse effect on the financial position of the Group. Nevertheless, there can be no guarantee that the above mentioned factors, including the outcome of the lawsuit, the availability of reinsurance recoveries, the extent and amount of recoveries from the borrowers under the loan programme and/or the transactions reserves for defaults will be resolved in favour of the Group.

In July 2002, MBIA Insurance Corporation and Wells Fargo Bank Minnesota, NA, filed suit against the US subsidiary seeking to enforce the credit risk insurance policies that the US subsidiary previously sued to rescind and a claim for a punitive damages. MBIA insures eight securitisations that were collateralised by the student loans and Wells Fargo is the trustee. In September 2002, Pittsburgh Mutual Corporation filed suit against the US subsidiary. We intend to vigorously defend these lawsuits.

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CONSOLIDATED PROFIT & LOSS ACCOUNT – STATUTORY BASIS

	9 Months 2002 (unaudited) £m		Restated 9 Months 2001 (unaudited) £m
Balance on the technical account for general business (excluding investment return allocated to the general business technical account)	(387)		(679)
Balance on life business technical account gross of tax (excluding investment return allocated from the long term business technical account)	99		109
Investment income	808		625
Interest on dated loan capital	(39)		(40)
Unrealised losses on investments	(578)		(719)
Loss from non-insurance activities	(17)		(14)
Central expenses	(32)		(30)
Amortisation of goodwill	(45)		(43)
Goodwill writedown	(145)		–

	(336)		(791)

Total Group operating loss	(330)		(805)
Share of results of associated undertakings	(6)		14

	(336)		(791)
Profit / (loss) on disposal of subsidiaries	180		(129)

Loss on ordinary activities before tax	(156)		(920)
Tax on loss on ordinary activities	8		196

Loss on ordinary activities after tax	(148)		(724)
Attributable to equity minority interests	23		17

Loss for the period attributable to shareholders	(125)		(707)
Cost of preference dividend	(7)		(7)
Cost of ordinary dividend	(57)		(126)

Transfer from retained profits	(189)		(840)

Earnings per ordinary share	(9.2	)p	(50.1	)p
Diluted earnings per ordinary share	(9.2	)p	(50.1	)p

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RECONCILIATION OF PROFIT & LOSS ACCOUNT

NINE MONTHS TO 30 SEPTEMBER 2002

			General business result £m	Life business result £m	Other activities £m	Interest on dated loan capital £m	Amortisation of goodwill / PVIF £m	Other Items £m	Short term investment fluctuations £m
Underwriting loss	(297)		(297)
Reorganisation costs	(14)							(14)
Amortisation of goodwill in acquired claims provisions	(19)						(19)
Equalisation provisions	(18)							(18)

		(348)	(297)				(19)	(32)
Unwind of discount in respect of claims outstanding		(39)	(39)

		(387)	(336)				(19)	(32)
Life technical result	108			108
Amortisation of PVIF	(9)						(9)

		99		108			(9)
Gross investment income	568
Realised gains	296

		864	719	26	57				62
Investment expenses and loan interest		(68)				(68)
Income from associates		12				12

Investment income		808	719	26	1				62
Interest on dated loan capital		(39)				(39)
Unrealised losses		(578)							(578)
Loss from non-insurance activities		(15)			(15)
Reorganisation costs		(2)						(2)
Central expenses		(32)			(32)
Amortisation of goodwill		(45)					(45)
Goodwill writedown		(145)					(145)

		(336)	383	134	(46)	(39)	(218)	(34)	(516)

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RECONCILIATION OF PROFIT & LOSS ACCOUNT

NINE MONTHS TO 30 SEPTEMBER 2001 (Restated)

			General business result £m	Life business result £m	Other activities £m	Interest on dated loan capital £m	Amortisation of goodwill / PVIF £m	Other Items £m	Short term investment fluctuations £m
Underwriting loss	(535)		(535)
Reorganisation costs	(41)							(41)
Amortisation of goodwill in acquired claims provisions	(28)						(28)
Equalisation provisions	(43)							(43)

		(647)	(535)				(28)	(84)
Unwind of discount in respect of claims outstanding		(32)	(32)

		(679)	(567)				(28)	(84)
Life technical result	118			118
Amortisation of PVIF	(9)						(9)

		109		118			(9)
Gross investment income	601
Realised gains	48

		649	853		(36)				(168)
Investment expenses and loan interest		(45)			(45)
Income from associates		21			21

Investment income		625	853		(60)				(168)
Interest on dated loan capital		(40)				(40)
Unrealised losses		(719)							(719)
Loss from non-insurance activities		(7)			(7)
Reorganisation costs		(7)						(7)
Central expenses		(30)			(30)
Amortisation of goodwill		(43)					(43)

		(791)	286	118	(97)	(40)	(80)	(91)	(887)

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DETAILED BUSINESS REVIEWS

UNITED KINGDOM

PERSONAL	2002 £m	2001 £m
General business net premiums written	1,266	1,275
General business result (based on longer term investment return)	17	100
Operating ratio	107.2%	102.2%

Life business net premiums written	945	1,424
Life business result	79	73

General

Household premiums have grown by 12%, before the effect of the quota share, particularly as a result of increases in corporate partnership business.

Motor business saw growth of 4%, before the effect of the quota share, driven by rate increases applied in the first quarter.

Personal Other has seen very strong growth in travel premium offset by the discontinuance of a major creditor account at the end of 2001.

The decline in the personal lines underwriting result is entirely attributable to weather claims – to date £75m worse than in 2001. The majority of this relates to weather incidents, which amounted to £28m in the first half. In late July and early August, a prolonged weather incident cost an additional £25m. The result has also been adversely affected by the increase in average cost of claims related to the escape of water which have increased in average cost by 15-20% over the year.

The underwriting result reflects £15m of generic brand marketing spend by MORE TH>N. The emphasis will be moving to more specific business generation marketing over the next year.

Life

Overall levels of new business have obviously been impacted by the announcement in August that the operation would be closed to new business with effect from the 6th September.

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UNITED KINGDOM

COMMERCIAL	2002 £m	Restated 2001 £m
General business net premiums written	1,321	1,303
General business result (based on longer term investment return)	195	69
Operating ratio	97.0%	110.4%

Most commercial lines showed very strong rate driven underlying growth. Underlying premium grew by 26% before quota share. A reinsurance premium of £127m was paid in the quarter arising from a contract giving reinsurance cover on the remaining run off exposure of some discontinued long tail financial enhancement business. This reinsurance premium will be charged to earned premium over the 10 years of cover the contract provides.

Other factors affecting the level of premium compared with 2001 are the discontinuance of various lines of business, in particular inward treaty business and the transfer of global & risk managed business from EMEA of £54m.

The commercial portfolio has produced a third quarter of underwriting profit. This partly reflects the very positive underlying conditions in the market, but is also the result of strong action on this account over the last three years.

The commercial result was extremely strong despite some reserve strengthening in all classes, in particular liability and motor.

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EUROPE, MIDDLE EAST & AFRICA

PERSONAL	2002 £m	2001 Adjusted £m	2001 Original £m
General business net premiums written	685	737	727
General business result (based on longer term investment return)	37		86
Operating ratio	104.9%		100.4%

!
Life business net premiums written	444	519	516
Life business result	13	14	14

General

Rate driven premium growth is entirely masked by the impact of the disposals of operations in Benelux, Spain and Portugal, during 2001 and 2002.

The growth in Scandinavian premium reflects the acquisition of the Folksam and Trekroner business.

Both Denmark and Sweden have continued to see adverse development in bodily injury claims.

The German underwriting result for the quarter has significantly deteriorated as a result of the the floods in August, with a weather cost of £6m for the nine months.

The Irish result for the nine months is impacted by the very wet weather previously reported in the first quarter of the year, however the third quarter result shows our overall improvement plan for the business coming into effect.

Life

In APE terms, life sales decreased by 18% over 2001 mainly due the sale of our operations in Benelux, Isle of Man and Spain. Excluding the sold operations the APE increased by 7%. Denmark has increased by 2% and other operations increased by 44%.

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EUROPE, MIDDLE EAST & AFRICA

COMMERCIAL	2002 £m	2001 Adjusted £m	2001 Original £m
General business net premiums written	579	511	506
General business result (based on longer term investment return)	23		1
Operating ratio	106.3%		113.1%

Scandinavia commercial net written premium continued to show good growth due to strong rating action. The inclusion in Sweden of the Folksam and Zurich books of business added £32m.

The transfer of global & risk managed business to the UK portfolio has led to net written premium reductions in Germany and the ‘other’ line.

Rate action is driving growth in Germany, Ireland and Italy.

Scandinavia experienced a poor third quarter with a deterioration in Denmark on increased bodily injury claims in personal accident and workers compensation, and some weather costs in July. In Sweden the result was affected by a number of large fire losses.

The result in Germany were affected by weather and flood costs of £6m.

The other commercial result for the nine months was affected by a number of large fire losses in Benelux already announced in previous quarters.

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AMERICAS – UNITED STATES

PERSONAL	2002 £m	2001 Adjusted £m	2001 Original £m
General business net premiums written	373	416	443
General business result (based on longer term investment return)	33		7
Operating ratio	97.9%		105.7%

Our early action to put through rating increases in both household and automobile accounts has led to an overall reduction in policy numbers but flat net written premium, before the effect of the quota share.

The household account had another quarter of underwriting profit as the effects of rating action worked through the account. In addition, there was a low incidence of large losses and catastrophes.

The encouraging auto result reflects the pricing actions that have been taken across the account although this has been offset by involuntary costs in a number of states.

COMMERCIAL	2002 £m	2001 Adjusted £m	Restated 2001 Original £m
General business net premiums written	1,066	1,201	1,283
General business result (based on longer term investment return)	6		(67)
Operating ratio	113.2%		120.7%

Underlying growth in total US commercial net written premiums was 7% with substantial rating increases being implemented. This excluded the effect of the Group’s quota share but also the one-off additional premium earned in 2001 which adjusted workers’ compensation premiums arising from the change in the method of booking written premium.

Commercial property premiums have been distorted by a one off premium write back of £29m related to a prior year and has been adjusted for in calculating the combined ratio.

The reduction in workers’ compensation premium is due to a change in the basis of premium recognition in 2001 which inflates the comparatives, together with the effect of the quota share. There is also some loss of business as rate increases give rise to additional lapses.

General liability premiums have grown by 23%, primarily as a result of rate driven growth from RSUI and DPIC. The growth in commercial auto is also rate driven.

The property result had a number of large losses charged in the third quarter but overall remains at an underwriting profit.

The main impact on the nine months in the underlying package result was the charge for WTC of $100m in the second quarter.

The general liability result reflects large losses in earlier quarters and some poor results from professional liability classes. Aggressive pricing actions are being taken on these lines.

Detailed Business Review	A12

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AMERICAS – CANADA

PERSONAL	2002 £m	2001 Adjusted £m	2001 Original £m
General business net premiums written	264	263	282
General business result (based on longer term investment return)	–	9
Operating ratio	109.4%		104.8%

Life business net premiums written	–	100	107
Life business result	–	–	–

Excluding the quota share effect, personal property premiums grew by 10% with particularly strong growth by Agilon and Johnson Corp. This was offset by a reduction in Personal Insurances division premium as premium rates increases led to higher lapses.

Personal auto premiums also saw good growth of 13%, excluding the quota share effect. There has been significant rating action undertaken and there is increasing evidence of a hardening market.

The household account has benefited from better weather and large loss experience compared with the same period in 2001.

The personal account has required considerable reserve strengthening particularly in Ontario with deterioration in bodily injury claims. Action is being taken as described above.

COMMERCIAL	2002 £m	2001 Adjusted £m	2001 Original £m
General business net premiums written	139	141	152
General business result (based on longer term investment return)	10		14
Operating ratio	107.7%		106.2%

Commercial property and auto have seen growth of 3% and 10% respectively, excluding quota share. Rate increases have been offset by exposure reductions and additional reinsurance costs.

In commercial property a significant decrease in large losses combined with the better seasonal weather to improve results.

The commercial auto account has had similar claims deterioration to the personal account but has also suffered some large losses. Strong rating and underwriting action is being taken.

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AMERICAS – LATIN AMERICA & CARIBBEAN

PERSONAL	2002 £m	2001 Adjusted £m	2001 Original £m
General business net premiums written	65	54	83
General business result (based on longer term investment return)	5		5
Operating ratio	101.8%		101.0%

Life business net premiums written	97	63	74
Life business result	9	8	9

General

Personal lines premium grew by 19%. This was largely due to the acquisitions in Brazil and Mexico.

The growth was partly offset by reducing exposures in the Caribbean and reductions in Argentina, Uruguay and Venezuela due to local economic conditions.

Personal lines have been stable with a positive contribution from the Mexican acquisition.

Life

New single premiums (annuity) sales in LAC are up by 38%. Chilean sales are 12% up on last year after a significant pick up in the third quarter due to favourable market conditions. Elsewhere we have seen single business premium growth in Colombia, Peru and our new operation in Mexico.

COMMERCIAL	2002 £m	2001 Adjusted £m	2001 Original £m
General business net premiums written	102	67	84
General business result (based on longer term investment return)	11		2
Operating ratio	96.6%		105.4%

The acquisitions in Mexico and Brazil together with strong underlying rating growth across most of the region were the main contributors to commercial lines growth of 53%.

Increasing rates and the benefits of strong underwriting actions coming through have contributed significantly to a strong commercial result for the year to date.

Despite an active hurricane season in the Caribbean, we have suffered no significant windstorm losses this year, reflecting the policy of reducing our regional catastrophe exposures.

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ASIA PACIFIC

PERSONAL	2002 £m	2001 Adjusted £m	2001 Original £m
General business net premiums written	392	333	326
General business result (based on longer term investment return)	42		41
Operating ratio	96.8%		96.3%

Life business net premiums written	149	152	146
Life business result	33	23	22

General

Excluding the quota share treaty, the Asia Pacific personal lines net written premium grew by 25%. We continue to see a strong performance from our Australian direct motor underwriter, AAMI, which achieved both rate and volume growth.

The premium growth in New Zealand reflects the acquisition of the AMP business last year.

Australian personal lines continued to produce an underwriting profit, in the main arising from the AAMI direct motor business and mortgage indemnity business.

Life

Australian new business continues to be below anticipated levels.

New Zealand has seen a reduction in both new annual and single premiums following the withdrawal of the Wise Bond and the Guardian regular payment products.

Life profit for the region has increased substantially following remedial work on the underwriting of the Australian risk business and a prior year tax adjustment in New Zealand.

COMMERCIAL	2002 £m	2001 Adjusted £m	2001 Original £m
General business net premiums written	233	200	199
General business result (based on longer term investment return)	23		15
Operating ratio	98.9%		103.5%

Australian commercial continues to benefit from strong rate increases, which have driven premium growth to 22% before quota share.

In New Zealand, commercial net written premium increases have arisen in motor through Axion and in liability classes.

The commercial underwriting result for Australia has been impacted by funding deterioration in some long tail liability claims.

New Zealand benefited from reserve releases in connection with the workers compensation portfolio, now in run off.

The other result continues to be impacted by marketing spend in Japan and previously repeated large losses in Indonesia and Korea.

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GROUP REINSURANCES

	2002 £m	2001 £m
General business net premiums written	2	2
Underwriting result	(1)	3
General business result (based on longer term investment return)	(19)	4

The Group reinsurances underwriting result reflects the cost of the centrally placed Group event covers and the result of internal reinsurances.

Detailed Business Review	A16

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ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

SECTION B

STATISTICAL ANALYSIS

CONTENTS

Territorial Analysis of General Business Operations
Nine months to 30 September 2002	B 1
Third Quarter	B 2
United Kingdom General Business Operations
Nine months to 30 September 2002	B 3
Third Quarter	B 4
Europe, Middle East & Africa General Business Operations
Nine months to 30 September 2002	B 5
Third Quarter	B 6
Americas General Business Operations
Nine months to 30 September 2002	B 7
Third Quarter	B 8
Asia Pacific General Business Operations
Nine months to 30 September 2002	B 9
Third Quarter	B 10
Territorial Analysis of Life Business Operations
Life & Pensions	B 11
Shareholders’ Interest in Long Term Business	B 12
Territorial Analysis of Investment Operations
Investment Products	B 13
United Kingdom General Business Operations Breakdown
Nine months to 30 September 2002	B 14
Third Quarter	B 15
Americas – USA General Business Operations Breakdown
Nine months to 30 September 2002	B 16
Third Quarter	B 17
Americas – Canada General Business Operations Breakdown
Nine months to 30 September 2002	B 18
Third Quarter	B 19

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TERRITORIAL ANALYSIS OF GENERAL BUSINESS OPERATIONS

NINE MONTHS TO 30 SEPTEMBER

	Net Premiums Written
	2002 £m	2001 Adjusted £m	2001 £m	Currency Inc/dec %
United Kingdom	2,587	2,578	2,578	–
Europe, Middle East & Africa	1,264	1,248	1,233	1
Americas	2,009	2,142	2,327	(6)
Asia Pacific	625	533	525	17
Group Reinsurance	2	2	2	24

	6,487	6,503	6,665	–

Less: Quota Share Portfolio Transfer (see note 5 on page 10 of the press release)	(303)

	6,184

	Underwriting Result					Operating Ratio
	2002			2001 Adjusted	2001	2002		2001
	Accident Years					Accident Year
	Current	Prior	Total	Total	Total	Current
	£m	£m	£m	£m	£m	%	%	%
United Kingdom	(77)	13	(64)	(152)	(152)	102.3	101.8	105.9
Europe, Middle East & Africa	(60)	(18)	(78)	(73)	(72)	103.9	105.4	105.6
Americas	(49)	(111)	(160)	(293)	(313)	102.3	108.1	113.4
Asia Pacific	13	(7)	6	(1)	(1)	96.4	97.6	99.1
Group Reinsurance	(3)	2	(1)	3	3

	(176)	(121)	(297)	(516)	(535)	102.1	104.0	107.9

Equalisation provision			(18)	(43)	(43)
Reorganisation costs & goodwill (refer to A6 and A7)			(33)	(69)	(69)

			(348)	(628)	(647)

Underwriting result as above			(297)	(516)	(535)
Less:World Trade Center			(64)	(184)	(200)

			(233)	(332)	(335)		103.0	104.7

	General Business Result (based on LTIR)
	2002 £m	Restated 2001 £m
United Kingdom	212	169
Europe, Middle East & Africa	60	87
Americas	65	(30)
Asia Pacific	65	56
Group Reinsurance	(19)	4

	383	286

Statistical Analysis	B1

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TERRITORIAL ANALYSIS OF GENERAL BUSINESS OPERATIONS

THIRD QUARTER

	Net Premiums Written
	2002 £m	2001 £m	Currency Inc/dec %
United Kingdom	770	894	(14)
Europe, Middle East & Africa	320	367	1
Americas	609	687	(6)
Asia Pacific	211	176	18
Group Reinsurance	–	2	(52)

	1,910	2,126	(6)

	Underwriting Result	Operating Ratio
	2002 £m	2001 £m	2002%	2001%
United Kingdom	(11)	(55)	101.5	106.5
Europe, Middle East & Africa	(25)	(35)	108.6	110.2
Americas	(31)	(226)	104.6	134.5
Asia Pacific	5	–	93.6	97.7
Group Reinsurance	(1)	3

	(63)	(313)	103.0	115.2

Equalisation provision	(9)	(13)
Other items (refer to A6 and A7)	(13)	(9)

	(85)	(335)

Underwriting result as above	(63)	(313)
Less: World Trade Center	2	(200)

	(65)	(113)	103.1	105.5

	GeneralBusiness Result (based on LTIR)
	2002 £m	Restated 2001 £m
United Kingdom	81	54
Europe, Middle East & Africa	20	18
Americas	33	(142)
Asia Pacific	24	18
Group Reinsurance	(7)	3

	151	(49)

Statistical Analysis	B2

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UNITED KINGDOM GENERAL BUSINESS OPERATIONS

NINE MONTHS TO 30 SEPTEMBER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2002 £m	2001 £m	Inc/dec %	2002 £m	2001 £m	2002%	2001%
Personal	1,266	1,275	(1)	(79)	(23)	107.2	102.2
Commercial	1,321	1,303	1	15	(129)	97.0	110.4

	2,587	2,578	–	(64)	(152)	101.8	105.9

	General Business Result (based on LTIR)
	2002 £m	Restated 2001 £m
Personal	17	100
Commercial	195	69

	212	169

Operating Ratio	Personal		Commercial		Total
	2002%	2001%	2002%	2001%	2002%	2001%
Claims ratio	72.8	69.5	73.1	83.4	73.0	76.1
Expense ratio	34.4	32.7	23.9	27.0	28.8	29.8

	107.2	102.2	97.0	110.4	101.8	105.9

Statistical Analysis	B3

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UNITED KINGDOM GENERAL BUSINESS OPERATIONS

THIRD QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2002 £m	2001 £m	Inc/dec %	2002 £m	2001 £m	2002%	2001%
Personal	414	432	(4)	(23)	–	109.5	101.1
Commercial	356	462	(23)	12	(55)	94.6	112.8

	770	894	(14)	(11)	(55)	101.5	106.5

	General Business Result (based on LTIR)
	2002 £m	Restated 2001 £m
Personal	9	41
Commercial	72	13

	81	54

Operating Ratio	Personal		Commercial		Total
	2002%	2001%	2002%	2001%	2002%	2001%
Claims ratio	72.7	67.8	70.1	88.0	71.3	77.6
Expense ratio	36.8	33.3	24.5	24.8	30.2	28.9

	109.5	101.1	94.6	112.8	101.5	106.5

Statistical Analysis	B4

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EUROPE, MIDDLE EAST & AFRICA GENERAL BUSINESS OPERATIONS

NINE MONTHS TO 30 SEPTEMBER

	Net Premiums Written				Underwriting Result			Operating Ratio
	2002 £m	2001 Adjusted £m	2001 £m	Currency Inc/dec %	2002 £m	2001 Adjusted £m	2001 £m	2002%	2001%
Personal
Scandinavia	378	319	314	19	(16)	(5)	(6)	103.9	101.4
Germany	50	52	51	(3)	(7)	(1)	(1)	112.6	100.3
Ireland	99	96	95	4	(1)	2	2	100.8	97.0
Italy	102	90	89	13	(7)	(3)	(3)	108.8	103.5
Other	56	180	178	(69)	(4)	2	3	101.5	98.3

	685	737	727	(7)	(35)	(5)	(5)	104.9	100.4

Commercial
Scandinavia	339	241	238	40	(28)	(24)	(23)	107.4	109.4
Germany	52	61	60	(14)	(11)	(3)	(3)	122.0	105.2
Ireland	84	60	60	38	(8)	(14)	(14)	110.3	125.1
Italy	28	24	24	17	4	(2)	(2)	93.1	111.2
Other	76	125	124	(39)	–	(25)	(25)	98.2	120.2

	579	511	506	13	(43)	(68)	(67)	106.3	113.1

Total
Scandinavia	717	560	552	28	(44)	(29)	(29)	105.4	104.8
Germany	102	113	111	(9)	(18)	(4)	(4)	117.3	103.0
Ireland	183	156	155	17	(9)	(12)	(12)	104.8	107.8
Italy	130	114	113	14	(3)	(5)	(5)	103.2	104.7
Other	132	305	302	(57)	(4)	(23)	(22)	99.7	106.9

	1,264	1,248	1,233	1	(78)	(73)	(72)	105.4	105.6

	General Business Result (based on LTIR)
	2002 £m	2001 £m
Personal
Scandinavia	25	36
Rest of Europe	12	50

	37	86

Commercial
Scandinavia	9	9
Rest of Europe	14	(8)

	23	1

Total
Scandinavia	34	45
Rest of Europe	26	42

	60	87

Operating Ratio	Personal		Commercial		Total
	2002%	2001%	2002%	2001%	2002%	2001%
Claims ratio	81.1	75.8	83.1	86.6	81.9	80.2
Expense ratio	23.8	24.6	23.2	26.5	23.5	25.4

	104.9	100.4	106.3	113.1	105.4	105.6

Statistical Analysis	B5

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EUROPE, MIDDLE EAST & AFRICA GENERAL BUSINESS OPERATIONS

THIRD QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2002 £m	2001 £m	Currency Inc/dec %	2002 £m	2001 £m	2002%	2001%
Personal
Scandinavia	118	102	32	(5)	(1)	104.0	101.3
Germany	11	14	(2)	(5)	–	137.5	96.7
Ireland	32	35	4	6	2	80.3	92.0
Italy	27	27	9	1	(1)	103.3	104.1
Other	6	57	(86)	–	1	74.6	102.1

	194	235	(6)	(3)	1	101.6	100.0

Commercial
Scandinavia	79	68	35	(12)	(9)	116.4	115.3
Germany	10	14	(14)	(8)	(1)	163.4	112.1
Ireland	23	18	45	1	(7)	96.9	135.4
Italy	8	5	142	(1)	(4)	104.0	159.3
Other	6	27	(67)	(2)	(15)	155.1	147.6

	126	132	14	(22)	(36)	117.8	125.9

Total
Scandinavia	197	170	33	(17)	(10)	109.4	107.0
Germany	21	28	(8)	(13)	(1)	150.8	105.3
Ireland	55	53	18	7	(5)	87.8	108.2
Italy	35	32	26	–	(5)	103.1	114.9
Other	12	84	(80)	(2)	(14)	120.7	118.4

	320	367	1	(25)	(35)	108.6	110.2

	General Business Result (based on LTIR)
	2002 £m	2001 £m
Personal
Scandinavia	8	11
Rest of Europe	12	17

	20	28

Commercial
Scandinavia	–	5
Rest of Europe	–	(15)

	–	(10)

Total
Scandinavia	8	16
Rest of Europe	12	2

	20	18

Operating Ratio	Personal		Commercial		Total
	2002%	2001%	2002%	2001%	2002%	2001%
Claims ratio	79.3	74.6	90.4	93.1	84.3	82.0
Expense ratio	22.3	25.4	27.4	32.8	24.3	28.2

	101.6	100.0	117.8	125.9	108.6	110.2

Statistical Analysis	B6

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AMERICAS GENERAL BUSINESS OPERATIONS

NINE MONTHS TO 30 SEPTEMBER

	Net Premiums Written				Underwriting Result			Operating Ratio
	2002 £m	2001 Adjusted £m	2001 £m	Currency Inc/dec %	2002 £m	2001 Adjusted £m	2001 £m	2002%	2001%
Personal
USA	373	416	443	(10)	8	(24)	(25)	97.9	105.7
Canada	264	263	282	1	(21)	(14)	(15)	109.4	104.8
Latin America & Caribbean	65	54	83	19	(1)	–	(1)	101.8	101.0

	702	733	808	(4)	(14)	(38)	(41)	102.3	105.0

Commercial
USA	1,066	1,201	1,283	(11)	(138)	(239)	(256)	113.2	120.7
Canada	139	141	152	(1)	(11)	(10)	(11)	107.7	106.2
Latin America & Caribbean	102	67	84	53	3	(6)	(5)	96.6	105.4

	1,307	1,409	1,519	(7)	(146)	(255)	(272)	111.4	118.2

Total
USA	1,439	1,617	1,726	(11)	(130)	(263)	(281)	109.2	116.6
Canada	403	404	434	–	(32)	(24)	(26)	108.6	105.2
Latin America & Caribbean	167	121	167	38	2	(6)	(6)	98.6	103.3

	2,009	2,142	2,327	(6)	(160)	(293)	(313)	108.1	113.4

	General Business Result (based on LTIR)
	2002 £m	Restated 2001 £m
Personal
USA	33	7
Canada	–	9
Latin America & Caribbean	5	5

	38	21

Commercial
USA	6	(67)
Canada	10	14
Latin America & Caribbean	11	2

	27	(51)

Total
USA	39	(60)
Canada	10	23
Latin America & Caribbean	16	7

	65	(30)

Operating Ratio	Personal		Commercial		Total
	2002%	2001%	2002%	2001%	2002%	2001%
Claims ratio	74.4	76.8	77.4	86.2	76.3	82.8
Expense ratio	27.9	28.2	34.0	32.0	31.8	30.6

	102.3	105.0	111.4	118.2	108.1	113.4

Statistical Analysis						B7

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AMERICAS GENERAL BUSINESS OPERATIONS

THIRD QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2002 £m	2001 £m	Currency Inc/dec %	2002 £m	2001 £m	2002%	2001%
Personal
USA	117	140	(12)	1	(15)	99.4	110.3
Canada	92	87	8	(7)	(4)	110.2	106.8
Latin America & Caribbean	20	24	25	–	–	100.0	99.9

	229	251	(10)	(6)	(19)	103.2	109.0

Commercial
USA	319	377	(11)	(30)	(203)	107.9	152.4
Canada	36	37	–	4	(3)	97.6	109.3
Latin America & Caribbean	25	22	65	1	(1)	96.2	107.0

	380	436	(15)	(25)	(207)	105.6	148.8

Total
USA	436	517	(12)	(29)	(218)	105.8	140.5
Canada	128	124	5	(3)	(7)	104.6	107.2
Latin America & Caribbean	45	46	46	1	(1)	97.8	103.6

	609	687	(6)	(31)	(226)	104.6	134.5

	General Business Result (based on LTIR)
	2002 £m	Restated 2001 £m
Personal
USA	8	(7)
Canada	–	3
Latin America & Caribbean	1	2

	9	(2)

Comercial
USA	9	(144)
Canada	11	3
Latin America & Caribbean	4	1

	24	(140)

Total
USA	17	(151)
Canada	11	6
Latin America & Caribbean	5	3

	33	(142)

Operating Ratio	Personal		Commercial		Total
	2002%	2001%	2002%	2001%	2002%	2001%
Claims ratio	74.9	79.8	69.6	115.3	71.3	102.6
Expense ratio	28.3	29.2	36.0	33.5	33.3	31.9

	103.2	109.0	105.6	148.8	104.6	134.5

Statistical Analysis	B8

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ASIA PACIFIC GENERAL BUSINESS OPERATIONS

NINE MONTHS TO 30 SEPTEMBER

	Net Premiums Written				Underwriting Result			Operating Ratio
	2002 £m	2001 Adjusted £m	2001 £m	Currency Inc/dec %	2002 £m	2001 Adjusted £m	2001 £m	2002%	2001%
Personal
Australia	314	278	269	13	13	7	7	94.4	96.4
New Zealand	39	20	19	92	(2)	1	1	107.0	96.4
Other	39	35	38	12	(3)	–	–	109.3	101.2

	392	333	326	18	8	8	8	96.8	96.3

Commercial
Australia	123	112	109	9	(2)	(8)	(8)	99.2	107.0
New Zealand	52	32	30	63	9	3	3	83.8	86.2
Other	58	56	60	2	(9)	(4)	(4)	113.5	105.6

	233	200	199	16	(2)	(9)	(9)	98.9	103.5

Total
Australia	437	390	378	12	11	(1)	(1)	95.7	99.5
New Zealand	91	52	49	74	7	4	4	94.0	90.4
Other	97	91	98	6	(12)	(4)	(4)	110.5	103.6

	625	533	525	17	6	(1)	(1)	97.6	99.1

	General Business Result (based on LTIR)
	2002 £m	2001 £m
Personal
Australia	42	35
Other Asia Pacific	–	6

	42	41

Commercial
Australia	12	7
Other Asia Pacific	11	8

	23	15

Total
Australia	54	42
Other Asia Pacific	11	14

	65	56

Operating Ratio	Personal		Commercial		Total
	2002%	2001%	2002%	2001%	2002%	2001%
Claims ratio	69.8	72.2	67.4	70.1	68.9	71.4
Expense ratio	27.0	24.1	31.5	33.4	28.7	27.7

	96.8	96.3	98.9	103.5	97.6	99.1

Statistical Analysis	B9

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ASIA PACIFIC GENERAL BUSINESS OPERATIONS

THIRD QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2002 £m	2001 £m	Currency Inc/dec %	2002 £m	2001 £m	2002%	2001%
Personal
Australia	98	83	12	7	3	89.8	94.9
New Zealand	14	6	125	–	1	103.2	95.1
Other	12	14	9	(1)	1	108.5	89.6

	124	103	18	6	5	93.0	93.3

Commercial
Australia	52	45	10	(3)	(2)	104.3	105.3
New Zealand	20	13	61	3	–	76.4	87.4
Other	15	15	4	(1)	(3)	105.7	122.5

	87	73	18	(1)	(5)	94.6	103.9

Total
Australia	150	128	12	4	1	93.2	98.0
New Zealand	34	19	82	3	1	88.2	90.3
Other	27	29	6	(2)	(2)	107.2	108.6

	211	176	18	5	–	93.6	97.7

	General Business Result (based on LTIR)
	2002 £m	2001 £m
Personal
Australia	16	11
Other Asia Pacific	1	4

	17	15

Commercial
Australia	1	3
Other Asia Pacific	6	–

	7	3

Total
Australia	17	14
Other Asia Pacific	7	4

	24	18

Operating Ratio	Personal		Commercial		Total
	2002%	2001%	2002%	2001%	2002%	2001%
Claims ratio	67.8	68.6	68.9	73.7	68.2	70.6
Expense ratio	25.2	24.7	25.7	30.2	25.4	27.1

	93.0	93.3	94.6	103.9	93.6	97.7

Statistical Analysis	B10

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TERRITORIAL ANALYSIS OF LIFE BUSINESS OPERATIONS

LIFE & PENSIONS

Net Premiums Written	Nine Months to 30 September				Third Quarter
	2002 £m	2001 Adjusted £m	2001 £m	Currency Inc/dec %	2002 £m	2001 £m
United Kingdom	945	1,424	1,424	(34)	320	444
Europe, Middle East & Africa	444	519	516	(14)	92	169
Americas	97	163	181	(41)	35	42
Asia Pacific	149	152	146	(2)	46	42

	1,635	2,258	2,267	(28)	493	697

New Business Annual Premiums	Nine Months to 30 September				Third Quarter
	2002 £m	2001 Adjusted £m	2001 £m	Currency Inc/dec %	2002 £m	2001 £m
United Kingdom	24	36	36	(33)	7	14
Europe, Middle East & Africa	56	69	68	(19)	13	15
Americas	8	10	11	(14)	1	3
Asia Pacific	9	9	9	(6)	4	3

	97	124	124	(22)	25	35

New Business Single Premiums	Nine Months to 30 September				Third Quarter
	2002 £m	2001 Adjusted £m	2001 £m	Currency Inc/dec %	2002 £m	2001 £m
United Kingdom	447	825	825	(46)	153	244
Europe, Middle East & Africa	201	239	238	(16)	33	77
Americas	57	112	123	(49)	24	22
Asia Pacific	63	69	66	(8)	20	23

	768	1,245	1,252	(38)	230	366

New Business Annual Premium Equivalent	Nine Months to 30 September				Third Quarter
	2002 £m	2001 Adjusted £m	2001 £m	Currency Inc/dec %	2002 £m	2001 £m
United Kingdom	69	119	119	(42)	22	39
Europe, Middle East & Africa	76	92	92	(18)	16	23
Americas	14	21	24	(32)	4	6
Asia Pacific	15	16	15	(7)	5	5

	174	248	250	(30)	47	73

Statistical Analysis	B11

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TERRITORIAL ANALYSIS OF LIFE BUSINESS

SHAREHOLDERS’ INTEREST IN LONG TERM BUSINESS

	9 Months to 30 Sept 2002 (unaudited) £m	9 Months to 30 Sept 2001 (unaudited) £m	12 Months to 31 Dec 2001 (unaudited) £m
Balance brought forward	2,503	2,797	2,797

Exchange	(24)	(56)	(40)
Movements for the period	(329)	(364)	(173)
Dividends and transfers	(61)	(81)	(142)
Capital injections	30	3	233
Acquisitions	6	–	4
Disposals	(137)	(67)	(176)

Balance carried forward	1,988	2,232	2,503

The movement for the period in the shareholders’ interest in long term business can be summarised as follows:

	9 Months to 30 Sept 2002 (unaudited) £m	9 Months to 30 Sept 2001 (unaudited) £m	12 Months to 31 Dec 2001 (unaudited) £m
New business	(7)	20	33
Expected return	93	85	146
Operating margin	(10)	75	135

	76	180	314
Assumption changes:
Operating	(58)	(97)	(77)
Economic	(284)	(4)	(72)
Investment variances	(201)	(603)	(420)

Gross movement for the period	(467)	(524)	(255)
Tax	138	160	82

Movement for the period	(329)	(364)	(173)

Life Business Result	Nine Months to 30 September				Third Quarter
	2002 £m	2001 Adjusted £m	2001 £m	Currency Inc/dec %	2002 £m	2001 £m
United Kingdom	79	73	73	8	23	3
Europe, Middle East & Africa	13	14	14	(6)	1	5
Americas	9	8	9	18	2	2
Asia Pacific	33	23	22	40	4	6

	134	118	118	13	30	16
Other items (refer to A6 and A7)	(9)	(9)	(9)	–	(2)	(3)

	125	109	109	15	28	13

Statistical Analysis	B12

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TERRITORIAL ANALYSIS OF INVESTMENT OPERATIONS

INVESTMENT PRODUCTS

Sales	Nine Months to 30 September				Third Quarter
	2002 £m	2001 Adjusted £m	2001 £m	Currency Inc/dec %	2002 £m	2001 £m
United Kingdom	137	281	281	(51)	–	55
Europe, Middle East & Africa	–	–	–	–	–	–
Americas	–	–	–	–	–	–
Asia Pacific	85	105	101	(19)	32	27

	222	386	382	(42)	32	82

Statistical Analysis	B13

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UNITED KINGDOM GENERAL BUSINESS OPERATIONS BREAKDOWN

NINE MONTHS TO 30 SEPTEMBER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2002 £m	2001 £m	Inc/dec %	2002 £m	2001 £m	2002%	2001%
Personal
Household	651	616	6	(62)	5	111.6	100.6
Motor	380	406	(6)	(29)	(38)	107.7	109.1
Other	235	253	(7)	12	10	94.5	95.0

	1,266	1,275	(1)	(79)	(23)	107.2	102.2

Commercial
Property	620	480	29	41	(55)	89.6	112.4
Casualty	227	192	18	(19)	(34)	108.5	119.3
Motor	373	367	2	14	10	95.3	96.6
Other*	101	264	(61)	(21)	(50)	105.1	119.5

	1,321	1,303	1	15	(129)	97.0	110.4

Total	2,587	2,578	–	(64)	(152)	101.8	105.9

	General Business Result (based on LTIR)
	2002 £m	Restated 2001 £m
Personal	17	100
Commercial	195	69

	212	169

Operating Ratio	Personal		Commercial		Total
	2002%	2001%	2002%	2001%	2002%	2001%
Claims ratio	72.8	69.5	73.1	83.4	73.0	76.1
Expense ratio	34.4	32.7	23.9	27.0	28.8	29.8

	107.2	102.2	97.0	110.4	101.8	105.9

* Premium impacted by one-off reinsurance premium. This has not been reflected in the calculation of the operating ratio.

Statistical Analysis	B14

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UNITED KINGDOM GENERAL BUSINESS OPERATIONS BREAKDOWN

THIRD QUARTER

	Net Premiums Written			Underwriting Result		Operating Ratio
	2002 £m	2001 £m	Inc/dec %	2002 £m	2001 £m	2002%	2001%
Personal
Household	249	220	13	(21)	3	112.6	100.4
Motor	120	152	(21)	(9)	(11)	108.4	106.4
Other	45	60	(24)	7	8	100.4	97.3

	414	432	(4)	(23)	–	109.5	101.1

Commercial
Property	193	170	13	6	(22)	94.6	114.6
Casualty	88	79	11	(8)	(11)	110.6	116.3
Motor	127	124	2	13	(2)	87.6	101.2
Other*	(52)	89	(158)	1	(20)	92.6	122.9

	356	462	(23)	12	(55)	94.6	112.8

Total	770	894	(14)	(11)	(55)	101.5	106.5

Operating Ratio	Personal		Commercial		Total
	2002%	2001%	2002%	2001%	2002%	2001%
Claims ratio	72.7	67.8	70.1	88.0	71.3	77.6
Expense ratio	36.8	33.3	24.5	24.8	30.2	28.9

	109.5	101.1	94.6	112.8	101.5	106.5

* Premium impacted by one-off reinsurance premium. This has not been reflected in the calculation of the operating ratio.

Statistical Analysis	B15

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AMERICAS GENERAL BUSINESS OPERATIONS BREAKDOWN

NINE MONTHS TO 30 SEPTEMBER

USA	Net Premiums Written			Underwriting Result		Operating Ratio
	2002 $m	2001 $m	Inc/dec %	2002 $m	2001 $m	2002%	2001%
Personal
Household	126	136	(7)	15	–	87.3	99.4
Automobile	460	516	(11)	(2)	(37)	100.6	107.3

	586	652	(10)	13	(37)	97.9	105.7

Commercial
Property*	332	424	(22)	10	(113)	95.7	126.2
Package	259	242	7	(89)	(85)	144.1	134.1
Automobile	163	143	14	(3)	(10)	102.8	107.6
Workers’ comp	555	781	(29)	(58)	(50)	111.6	106.1
General liability	364	296	23	(77)	(118)	118.6	142.3

	1,673	1,886	(11)	(217)	(376)	113.2	120.7

Total	2,259	2,538	(11)	(204)	(413)	109.2	116.6

	General Business Result (based on LTIR)
	2002 $m	Restated 2001 $m
Personal	53	10
Commercial	9	(99)

	62	(89)

Operating Ratio	Personal		Commercial		Total
	2002%	2001%	2002%	2001%	2002%	2001%
Claims ratio	71.8	78.6	80.0	89.2	77.9	86.2
Expense ratio	26.1	27.1	33.2	31.5	31.3	30.4

	97.9	105.7	113.2	120.7	109.2	116.6

* Premium impacted by one-off prior year adjustment. This has not been reflected in the calculation of the operating ratio.

Statistical Analysis	B16

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AMERICAS GENERAL BUSINESS OPERATIONS BREAKDOWN

THIRD QUARTER

USA	Net Premiums Written			Underwriting Result		Operating Ratio
	2002 $m	2001 $m	Inc/dec %	2002 $m	2001 $m	2002%	2001%
Personal
Household	48	51	(8)	5	(1)	87.2	100.1
Automobile	149	174	(14)	(3)	(22)	102.7	112.8

	197	225	(12)	2	(23)	99.4	110.3

Commercial
Property*	85	159	(47)	(23)	(105)	108.7	173.6
Package	95	99	(3)	(9)	(85)	107.7	194.9
Automobile	55	48	14	–	(4)	101.3	108.8
Workers’ comp	170	215	(21)	(8)	(25)	108.1	112.0
General liability	133	87	52	(12)	(82)	110.3	195.4

	538	608	(11)	(52)	(301)	107.9	152.4

Total	735	833	(12)	(50)	(324)	105.8	140.5

Operating Ratio	Personal		Commercial		Total
	2002%	2001%	2002%	2001%	2002%	2001%
Claims ratio	72.1	82.4	73.0	120.3	72.8	109.6
Expense ratio	27.3	27.9	34.9	32.1	33.0	30.9

	99.4	110.3	107.9	152.4	105.8	140.5

* Premium impacted by one-off prior year adjustment. This has not been reflected in the calculation of the operating ratio.

Statistical Analysis	B17

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AMERICAS GENERAL BUSINESS OPERATIONS BREAKDOWN

NINE MONTHS TO 30 SEPTEMBER

CANADA	Net Premiums Written			Underwriting Result		Operating Ratio
	2002 C$m	2001 C$m	Inc/dec %	2002 C$m	2001 C$m	2002%	2001%
Personal
Household	196	197	–	(2)	(12)	102.1	105.8
Motor	462	457	1	(51)	(23)	112.4	104.3

	658	654	1	(53)	(35)	109.4	104.8

Commercial
Property	83	90	(8)	(1)	(14)	102.3	114.4
Motor	153	151	2	(20)	(7)	113.4	104.0
General liability	70	71	(1)	(12)	(12)	116.9	116.0
Other	40	40	1	6	8	85.8	77.9

	346	352	(1)	(27)	(25)	107.7	106.2

Total	1,004	1,006	–	(80)	(60)	108.6	105.2

	General Business Result (based on LTIR)
	2002 C$m	2001 C$m
Personal	(2)	20
Commercial	27	34

	25	54

Operating Ratio	Personal		Commercial		Total
	2002%	2001%	2002%	2001%	2002%	2001%
Claims ratio	82.7	79.4	70.4	74.8	78.3	77.7
Expense ratio	26.7	25.4	37.3	31.4	30.3	27.5

	109.4	104.8	107.7	106.2	108.6	105.2

Statistical Analysis	B18

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AMERICAS GENERAL BUSINESS OPERATIONS BREAKDOWN

THIRD QUARTER

CANADA	Net Premiums Written			Underwriting Result		Operating Ratio
	2002 C$m	2001 C$m	Inc/dec %	2002 C$m	2001 C$m	2002%	2001%
Personal
Household	85	80	7	–	(1)	100.2	103.5
Motor	173	158	9	(21)	(10)	113.6	107.6

	258	238	8	(21)	(11)	110.2	106.8

Commercial
Property	27	27	(1)	2	(6)	99.7	121.2
Motor	46	48	(2)	–	(3)	105.2	106.1
General liability	20	19	7	5	(2)	86.0	114.3
Other	14	14	(2)	2	2	89.6	89.5

	107	108	–	9	(9)	97.6	109.3

Total	365	346	5	(12)	(20)	104.6	107.2

Operating Ratio	Personal		Commercial		Total
	2002%	2001%	2002%	2001%	2002%	2001%
Claims ratio	84.4	80.0	56.6	72.2	74.3	77.2
Expense ratio	25.8	26.8	41.0	37.1	30.3	30.0

	110.2	106.8	97.6	109.3	104.6	107.2

Statistical Analysis	B19

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news

Royal & SunAlliance Operational and Financial Review

Royal & SunAlliance has undertaken a major operational and financial review. Key findings are: -

Merits of strategy of concentrating on general insurance confirmed

Shareholder value target remains at 10% net real across the cycle, despite lower investment returns
–	Equates to 102% cross cycle combined ratio
–	‘hard’ years in cycle will produce higher returns than overall target

A leaner, better managed general insurance business
–	Slim NWP by £3.5bn by exiting underperforming/more volatile/ higher risk lines
–	Realise latent value of quality assets
•	IPO majority of Asia Pacific
•	Sale of RSUI

Revamped business requires £3.6bn of capital for life and general operations

Capital needs will be met by
–	Existing resources
–	Capital released from discontinued lines/disposals

Group projections show prospective capital surplus of £750m

After taking account of
–	Solvency requirements of UK with profits life fund
–	Group pension schemes
–	Anticipated Q4 reserve strengthening on general business claims of £250m net of discount and tax

No need for external capital raising

Focus is on deliverability
–	Better risk control
–	Tighter management
–	Even more rigorous capital management

See important disclaimer on page 2*

For further information:
Malcolm Gilbert, DL +44 (0)20 7569 6138
Director Communications

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Commenting on the announcement, Sir Patrick Gillam, Chairman, said

“We are today announcing the reshaping of the Royal & SunAlliance Group. This is the outcome of the top to bottom operational and financial review that we have undertaken. It will deliver a leaner, more focussed business, able to deliver attractive returns to investors consistently across the insurance cycle. The Group’s results in recent years have been disappointing. We have not executed our strategy as effectively and as quickly as we should have done. And we have not produced the results a group like Royal & SunAlliance should be producing. We recognise that we must deliver an improved performance and, as evidenced by the scale and boldness of the decisions we have taken, we will.

“The action plans we are announcing follow from our work to identify the right shape for the business going forward. This was a business led exercise upon which we based critical capital decisions. The approach leaves the Group well positioned. Our focus must and will be on profit, if this is at the expense of volume or market share then so be it.

“Our work to appoint a new Chief Executive continues and we expect to make a decision in the near term. We are also putting succession plans in place for the role of Chairman and for the existing non executive vacancies.”

Bob Gunn, Chief Operating Officer acting in the role of Group Chief Executive, commented,

“This review has had a dual purpose – refining the business strategy for the Group going forward, in the light of a disappointing performance over the last few years, and resolving the question of capital adequacy. The programme of actions that we are outlining today is radical but achievable with a sharp focus on profit.

“The outcome of the review is threefold. Firstly, we can confirm the strengthening of our capital position. Secondly, we can confirm our strategy of focussing on general insurance and our target of a 10% net real return on capital. Finally, we will significantly change the overall shape of the Group and we will aggressively target those areas of general insurance where we believe we have competitive advantage and will be able to deliver consistent returns.”

*Important Disclaimer
This document contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward looking statements and information relating to the Company’s financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ‘expects’, ‘should continue’, ‘believes’, ‘anticipates’, ‘estimated’ and ‘intends’. The specific forward looking statements cover, among other matters: industry outlook; the gains from and timing of our disposal and Asia Pacific IPO programme;, reduction in expenses including headcount, in particular in the UK and US operations; underwriting and claims savings; the Group’s capital position, including available capital and capital requirements; the outcome of the worldwide review of claims and claims provisions; the result of the programme of actions and the prospect for improving results. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions; the frequency, severity and development of insured loss events arising out of catastrophes; as well as man made disasters; the availability, pricing and ability to collect reinsurance; the ability to exclude and to reinsure the risk of loss from terrorism; mortality and morbidity experience and trends; policy renewal and lapse rates; fluctuations in interest rates; returns on and fluctuations in the value of fixed income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations; judicial decisions and rulings and general competitive factors, and other risks and uncertainties, including those detailed in the Company’s filings with the U.S. Securities and Exchange Commission and the UK Listing Authorities. The Company does not assume any obligation to update any forward looking statements, whether as a result of new information, future events or otherwise. Past performance cannot be relied on as a guide to future performance.

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Key Outcomes of the Reviews

Today is a significant one for the Group. We have completed a comprehensive strategic, operational and financial review which will, we believe, deliver a leaner, more focussed business able to deliver attractive returns to investors consistently across the insurance cycle.

Rationale for Changes to the Group
The Group has initiated a programme of actions designed to reduce net written premium by £3.5bn and ensure capital adequacy. We will sell or exit businesses

Where we are not sustaining target levels of performance and return over time

Where the risk profile of business is unacceptable from a Group perspective due to the level of risk aggregation

Where we do not have a strategic competitive advantage in a particular sector

Where there is an opportunity to unlock significant value for shareholders

The restructuring will not complete until the end of 2004 but many of the actions are already underway and will have an immediate effect.

To facilitate these wide ranging changes there have been changes to the senior management both at Group and Regional level; Duncan Boyle was appointed UK Chief Executive in April of this year and Steve Mulready took over the position of US Chief Executive in May. Since then they have both been very active in strengthening their own regional management teams. Six of the ten strong senior team in the UK, and five of the eight in the US, are new appointments. Like the Board, the management team are committed to ensuring that we execute our plans effectively and on a timely basis. They accept responsibility, individually and jointly, for the implementation of Group strategy, the delivery of targets and the improvement of our financial results.

We will focus on business that has a sustainable competitive advantage.

All of our actions have one aim; to produce a Group that is disciplined, focussed and well positioned to deliver consistent returns to shareholders. This is underpinned by six core principles.

We will ensure capital prioritisation

We will enforce the strictest underwriting principles

We will put a strong emphasis on performance

We will ensure rigour and control across all disciplines and procedures

We will focus on adding shareholder value

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Financial Targets
We remain committed to generating a 10% net real return on capital. We will adjust down our investment return assumptions with effect from 2003 in light of the continued stockmarket volatility and lower levels of long term inflation. As a result our target combined ratio has moved to 102% across the cycle and we will be driving for higher returns in the current strong market conditions.

Worldwide we will exit or dispose of

£1.5bn of premium in businesses where we can unlock value for shareholders

£0.3bn of premium where the risk aggregation is unacceptable to the Group

£0.7bn of premium where there is a lack of strategic competitive advantage

£1bn of premium from unprofitable business

We will continue to make use of a quota share arrangement at a similar level to 2002, i.e. around £800m of premium.

Regional Reviews – Programme of Actions

UK
The UK business will focus on commercial lines, MORE TH>N and selected intermediated personal lines. We are targeting cost reductions of £95m and claims and underwriting improvements of £105m by the end of 2004.

UK commercial lines business is performing strongly – it significantly exceeds the 10% net real return on capital target already. Over the last 3 years there has been a strong turnaround in operating results. Commercial lines growth will continue to be rate driven with significant increases expected to continue until the end of 2004. We will continue to actively participate in the corporate, small business and specialist business areas. Capital will not restrict our ability grow this business where we can write good quality business at the right price.

MORE TH>N has had a successful launch and is well placed to become a leading player in the personal direct market. Over the next 2 years we intend to grow the business organically by 20% while reducing the cost ratio. The cost ratio reduction will occur as a result of the substantial economies of scale in administration and marketing that will be available as the customer base grows. We believe that this business will achieve a 10% net real return on capital by the end of 2004.

Intermediated business will be rationalised and a segmented approach adopted. We will focus on profitable lines and relationships to create a smaller but more robust business. Non core and unprofitable lines will be exited and capital restricted. In particular, we will withdraw from or not renew unprofitable deals with corporate partners and brokers. Parts of our corporate partnership and broker business are sustainable and profitable and will be maintained. There will be significant cost savings.

We will reduce headcount across the UK operations. The closed life business has already announced 1,200 job losses. We are looking at opportunities to outsource the administration of this business and this could result in the TUPE transfer of around 1,600 staff. On the general business side 500 job losses have already been announced and around 900 more are planned. We are also reviewing outsourcing opportunities for property and facilities management and some information systems roles. This would lead to the transfer of around 600 more jobs. We continue to consult fully with Union representatives on these changes.

A significant reshaping of the UK business, including the reduction in corporate partnership and broker personal lines, will reduce net written premiums for the UK as a whole by £500m.

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USA
The US business will focus on mid market speciality commercial and personal lines business. Costs will be reduced by $100m and headcount by 800 by the end of 2004. We anticipate that a further 700 jobs will transfer as businesses are sold.

US commercial has seen a significant underlying improvement, which, in both 2000 and 2001, has unfortunately been offset by the effect of the World Trade Center. Future growth will be rate driven. The cumulative rating increases achieved over 2000, 2001 and 2002 to date, exceed 80% and this cumulative upward trend looks set to continue.

US personal has consistently outperformed the industry. Already during 2002, strong actions have been taken to improve performance. 11.5% rate increases were achieved over the 12 months to September; auto agencies have been reduced by 2,500; 3 unprofitable states for non-standard business have been exited and headcount has been reduced by 6%. Future growth will be rate driven and headcount and expenses will be further reduced.

The sale of RSUI, our wholesale surplus lines business, in the USA is scheduled to complete by the first quarter of 2003 and preliminary bids will be sought later this month. A good gain on disposal is anticipated for what is a very high quality business. Other wholesale businesses and specialised commercial businesses in the USA will be sold or exited as soon as possible*.

Rest of the World
In addition to the radical plans for the UK and US, other parts of the Group are also undertaking underwriting improvement and disposal activity. This will include in Canada a particular focus on moving to speciality and aggressively realigning our unprofitable personal lines auto business, in specific markets.

The value of the Asia Pacific operation, while recognised locally, is not reflected at a Group level and there are limited synergies between it and the rest of the Group. This significant intrinsic value will be released through an IPO of the majority of the business; completion of the process is anticipated in the first half of 2003. This will reduce net written premiums by around £1bn as well as generating a surplus on disposal.

Actions to Improve Performance
Some of the actions that come out of the review are continuations of long term programmes for improvement; claims and underwriting actions will produce savings of £190m by the end of 2004; expense savings will focus on headcount and premises reduction, outsourcing and process simplification; we will implement a more proactive approach to capital management. This will redirect capital to those areas that offer the best prospects of profitable growth and away from those that are unprofitable or which involve excessive risk.

The new corporate centre will focus on three areas in particular: change management; risk management and capital management. A change director has already been appointed to lead this team as it co-ordinates the restructuring around the Group and drives forward performance improvement. The newly organised risk management function will be

*Sale : RSUI; Artis; REMi; Affinity Programs; Financial Services. Exit : World Assurance

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responsible for controlling the overall risk profile of the Group’s business and a risk management director has been appointed. The capital management team’s role will include decision making regarding the dynamic allocation of capital to the most profitable lines of business around the Group and away from underperforming areas. There will be significant cost reductions in the corporate centre.

Capital Position – Summary

The Group has undertaken a wide ranging review of its capital position and has obtained independent actuarial and accounting advice and assistance in a number of areas. In addition to being wide ranging in scope, the review has also sought to project forward the Group capital position through 2003 into 2004. The review has brought into account the actions that are announced today, including the various disposals and reductions in exposure that are planned over the next 18 months to 2 years.

This review has taken into account both the statutory requirements and the Group’s risk based capital (RBC) approach. From a statutory perspective the Group continues to maintain a significant surplus over the required solvency margin. The projection analysis uses the Group’s RBC requirements which are more onerous than the statutory levels. The RBC approach shows that the capital position will improve over the projection period as the actions that have been announced come into effect. At the completion of the plan it is projected that the available capital will exceed the capital requirement, calculated using risk based capital techniques, by around £750m.

In outline the improvement is as follows:

	Current Position £bn	Projected Position £bn
Available capital	4.4	4.3
Less life capital	(1.6)	(1.4)

Available for general business	2.8	2.9
General business requirement	3.4	2.2

(Shortfall)/surplus	(0.6)	0.7

As can be seen, the major change is the reduction in the general business requirement which results from the Group focussing on the profitable growth areas and disposing of other operations. The apparent small changes in the life position mask a number of major changes. The planned IPO of the majority of the Asia Pacific operations will release life capital as will the release of capital from the Phoenix and Unit Linked funds in the UK. These are masked by £300m earmarked to support the future capital of the two UK with profit funds. This is contingent capital that is being allocated as a possible requirement that arises primarily as a result of anticipated regulatory changes. This is dealt with in more detail later in this release.

Inevitably the overall capital projection is subject to uncertainty, which arises as a consequence of both extraneous factors such as investment markets and regulatory change, and internal risks such as execution risk in respect of the planned actions. We anticipate that regulatory changes, including the EU Group’s Directive and the recent publication of CP143 and 144 by the FSA will impact statutory solvency requirements in the future. These factors are addressed in the following sections of this release. Overall the targeting of the significant risk based capital surplus provides a margin for adverse developments, however the Group will continue to actively monitor the position and take appropriate additional actions if the need arises.

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The next sections deal with each of the main components of the capital projection – available capital and the general and life capital requirements.

Available Capital
The available capital is projected to reduce slightly from £4.4bn to £4.3bn.

The development of the position from the published net assets can be summarised as follows:

£m
Capital as reported at 30 September	5,040
Less:
Goodwill	(850)
Claims equalisation	250

Initial available capital	4,440

The movement in the available capital from £4.4bn to £4.3bn is comprised as follows:

£m
Costs of achieving plans	(120)
Gains on certain disposals	300
Additional general business claims provisions	(250)
Other movements	(30)

(100)

All of the above are stated net of tax.

The projected gains on disposal arise primarily from the planned IPO of the majority of the Asia Pacific operation and the planned disposal of RSUI in the USA. In both cases the Group has commenced the process and they are expected to complete in the first half of 2003. Conservative assumptions have been made as to the gain on disposal and the tax charge that would arise.

The general business claims provision increase of around £250m (net of tax and discount) is anticipated to be made in the fourth quarter 2002. The estimate is based on a number of actuarial reviews that have been carried out on behalf of the Group. These confirmed that the Group’s existing provisions were within the range of reasonable estimates. They were however towards the lower end of that range.

Against the background of the other actions which are being announced today, the Group is likely, subject to confirmation and audit, to set up in the fourth quarter 2002, additional general business claims provisions of £250m net of tax and discount. The expected composition of this is as follows:

£m
US	300
UK	60
Rest of World	80

Gross	440
Less: discount	(60)
tax	(130)

250

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The US strengthening includes $225m in respect of asbestos and environmental provisions. The majority of the UK and rest of world provision relates to strengthening in respect of motor liability claims.

As is set out in the nine months 2002 results press release, the 2002 results have suffered from significant prior year claims development, which masks the underlying results of the current year. Making the additional provision will reduce the impact of potential future claims strengthening.

Clearly as a projection of the Group capital position, there are a number of assumptions that need to be made, notably the level of investment markets and interest rates. A cautious approach has been adopted, with investment capital values assumed to remain at the level of 30 June 2002 over the plan period. This is regarded as an appropriate long term level of the market.

The significant reductions in equity investment exposures that the Group has made over the last few years have continued in 2002 in respect of both the life and general operations. The total reduction in equities is now £11.7bn since 1998. The general funds, with equities of around £1.4bn and with additional derivative protection, are now at the target level for the Group’s stated investment policy. The actions in respect of the life portfolio have been particularly significant in 2002 and are detailed in the following section addressing the life capital requirement.

Capital Requirements
The life, general and other capital requirements are considered separately.

1.   Life
With the planned IPO of the majority of the Asia Pacific operations, there will be a significant reduction in the ongoing life operations. The UK operations are in run-off, having closed to new business in 2001 for the with profit funds and 2002 for the remaining Phoenix and Unit Linked funds.

The life capital represents the total of shareholders’ funds held by life companies in the Group together with the present value of the profits expected to arise on the in force policies (PVIF).

The projection, in addition to reflecting the various planned disposals of life operations, also takes into account the consequences of a review of aspects of the UK life operations that has been undertaken by consulting actuaries on the Group’s behalf.

The review covered a wide range of aspects of the UK life operations. The overall headings of the review were as follows:

•	Asset / liability risk
•	Valuation / insurance risk
•	Regulatory risk
•	Sales practices risk

It is important to emphasise that, although each set of risks were reviewed individually, an overall impact analysis was also undertaken. This is important because of the inter-relationship between the various aspects and it is not therefore appropriate to estimate the financial impact of individual risks separately.

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As a result of the evaluation the Group has earmarked £300m of contingent capital to cover possible future capital requirements.

It should be emphasised that the UK life funds do not currently require additional finance and are not currently utilising any part of the contingent loan arrangements that were put in place in 2001. It is possible that the £300m of contingent capital, if it arises, will be provided by way of the contingent loan arrangements although this will in part depend on regulatory and tax considerations at the time.

In respect of each of the four categories of risk that were reviewed, the findings were as follows:

a)	Asset / liability
The asset / liability risk represents the risk of asset changes, as a consequence of equity market and interest rate movements, not being matched by equivalent movements in the value of liabilities. This risk relates primarily to mismatched investment portfolios and the impact of guarantees.

Over the course of the last few years, the Group’s UK with profit life funds have been actively managed so as to reduce this risk. In 2002 there have been significant further disposals of equities. In 2002 £1.6bn of equities have been disposed of and a derivative protection in respect of a further £900m has been taken out which provides protection below a FTSE 100 level of 3500.

In respect of guaranteed annuity option exposures, the Group remains fully reserved on the statutory basis. This requires an assumption to be made that the take-up rate of guaranteed annuities on maturity will be 95%. The current experience is significantly less than this, implying a considerable margin of prudence in the reserves. Stochastic modelling of the projected outcome on guaranteed annuities has shown that there is no significant exposure in excess of the provisions already established.

b)	Valuation / Insurance Risk
This risk relates to both changes in valuation principles and changes in insurance experience. Examples include the risk of improvements in mortality, which would have an adverse impact on annuities and the reinvestment assumption for future premiums and investment income. The review indicates that the Group’s assumptions for annuitant mortality were reasonable in the light of current market practice, although mortality could develop adversely in the future. In respect of the reinvestment risk, the Group faces an improving position following its closure to new business.

c)	Regulatory
Regulatory risk refers to the risk of changes in regulation increasing the solvency requirement of the funds. Generally this represents a risk of additional solvency capital being required for a period as a margin but this should not represent a permanent loss to shareholders. These risks also are generic to the industry and are not specific to the Group.

The regulatory position is developing and changing and longer term projections are inevitably less certain. The recent publication of CP 143 and 144 by the FSA, followed by further guidance, has helped clarify the likely requirements although there remains considerable uncertainty.

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Following the actuarial review, the Group has adopted a best estimate of the likely requirements in its capital projections. The timing of introduction of these changes is also uncertain although it seems reasonable to assume that there will be little change until the end of 2003.

d)	Sales Practices
There are a number of potential sales practices risks that face the life insurance industry. The Group has already made a provision for sales practices risks identified to date. Inevitably any projection for future sales practices exposure is going to be subject to uncertainty since in part it will be dependent on regulatory action and customer response. In respect of the sales practices risks identified by the Group, the actuarial review has sought to model the various outcomes, taking into account the wide range of factors that impinge on the final position. The review has also considered the overall financial position of the funds concerned and, in particular, the value of their realistic estates.

As indicated above, as a result of the evaluation of the risks facing the UK Life operation there is a wide range of possible outcomes, for which the Group has earmarked £300m of contingent capital to allow for possible future capital requirements.

2.   General Business
The general business capital requirement is calculated using the Group’s 40% risk based capital measure, applied to the projected net written premiums

As is shown by the radical plans, the Group’s NWP is projected to decline from £8.5bn to £5.5bn. This causes the general business capital requirement to decrease from £3.4bn to £2.2bn.

It should be noted that within the projections of NWP are assumptions concerning growth. Almost all the £900m of NWP growth that is assumed is driven by rate improvements rather than increases in exposure. The convention of basing capital requirements on the overall NWP, rather than an alternative exposure measure, does mean that the additional capital requirement can be viewed as prudent.

3.   Other
The overall review of the Group’s capital position has included consideration of other exposures in addition to those of life and general insurance. One of these areas is the position of the UK staff pension funds.

Based on the 30 June position, which as indicated earlier is regarded as a reasonable long term level of the investment market, the overall UK staff pension fund position showed a close balance of assets and liabilities. This position is very dependent on the choice of discount rate for the liabilities which, under FRS 17 principles, are then compared with market values of investments. A discount rate of 6.1% was used, which is less (and therefore more prudent) than the expected investment return of the fund (given its balance of equities and fixed interest).

The position of the staff pension fund will be further improved by the actions being taken by the Group. The closure of the funds to new members, which occurred earlier in the year, will gradually improve the position as existing members leave. As an indication of the pace of this change, the new defined contribution scheme already has 1,000 members after 6 months. This process is likely to be accelerated by the planned operational changes in the UK.

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As a consequence of this analysis and the actions that are being taken, no one-off additional funding of the UK staff pension funds is forecast. The Group’s financial projections do assume that ongoing contributions to the pension funds will continue at a significant level.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc
(Registrant)

Date: 8 November 2002	By:	/s/ J C Hance
	Name:	J C Hance
	Title:	Group Finance Director